UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41879

GARDEN STAGE LIMITED

(Translation of registrant’s name into English)

Room 201, 2/F, China Insurance Group Building

141 Des Voeux Road Central

Central, Hong Kong

Tel: +852 2688 6333

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

GARDEN STAGE LIMITED

FORM 6-K

Garden Stage Limited (the “Company”) is furnishing under the cover of Form 6-K the following:

Resignation of Chief Financial Officer and Appointment of Interim Chief Financial Officer

On April 1, 2024, the Board of Directors (the “Board”) of Garden Stage Limited (the “Company”) accepted the resignation of Mr. Ting Hei Lee as the Chief Financial Officer of the Company, which came into effect the same day. Mr. Lee is resigning for personal reasons and his decision to resign was not as a result of any disagreements with the Board of the Company on any matter.

In connection with Mr. Lee’s resignation, the Company announced that it has appointed Mr. Sze Ho Chan as the Interim Chief Financial Officer (the “Interim CFO”) of the Company. The Board and the Nominating Committee approved the appointment of Mr. Chan as Interim CFO, succeeding Mr. Lee. A global search for a new Chief Financial Officer is underway.

Set forth below is certain biographical information regarding the background and experience of Mr. Sze Ho Chan:

Mr. Sze Ho Chan is a Director and Chief Executive Officer of the Company. Mr. Chan also serves as the Director of I Win Securities. Mr. Chan is licensed as the Responsible Officer for Type 1 regulated activities. Mr. Chan has more than 11 years of experience in the financial services industry, covering the area of margin financing, securities trading, asset management, and wealth management. Prior to joining I Win Securities in December 2020, Mr. Chan worked in the Wealth Management division of CMBC Securities Company Limited, as its Senior Manager, from January 2018 to July 2020. Prior to joining CMBC Securities Company Limited, Mr. Chan served as the Manager of the Wealth Management division of CITICS Securities International, from July 2011 to July 2017. Mr. Chan received a Bachelor of Construction Engineering and Management from the City University of Hong Kong in 2010 and a High Diploma in Building Technology and Management from the Hong Kong Polytechnic University in 2007.

Resignation of Director

Effective April 1, 2024, Mr. Wai Lok Raymond Fong has resigned as a director of the Company.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Second Supplemental Employment Agreement by and between Sze Ho Chan and the Company, dated April 1, 2024
99.1	Resignation Agreement and Consulting Arrangement by and between Wai Lok Raymond Fong and the Company, dated April 1, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Garden Stage Limited

Dated: April 5, 2024	By:	/s/ Sze Ho Chan
	Name:	Sze Ho Chan
	Title:	Director and Chief Executive Officer

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